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February 27, 2009

Liena Fu
Chief Financial Officer
Envirosafe Corporation
8/F, Tower B, National Software Industry Zone,
Goa Tang Xin Jian Zone, Tian He District
Guangzhou, China 510663

     Re: **Envirosafe Corporation**
               Form 8-K filed February 12, 2009
               File No. 000-52407

Dear Ms. Fu:

We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

                           Sincerely,

                           Melissa Feider
                           Staff Accountant